Direct Line: (212) 859-8272 Fax: (212) 859-4000 stuart.gelfond@friedfrank.com

August 23, 2013

VIA EDGAR AND COURIER

Michael McTiernan

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Extended Stay America, Inc.

ESH Hospitality, Inc.

Registration Statement on Form S-1

Filed July 22, 2013

File No. 333-190052

Dear Mr. McTiernan:

This letter sets forth the response of Extended Stay America, Inc. (the “Company”) and ESH Hospitality, Inc. (“ESH REIT,” and together with the Company, the “Registrants”) to the comment letter, dated August 16, 2013, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Registration Statement on Form S-1 of the Registrants filed on July 22, 2013 (the “Registration Statement”). This letter is being filed with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Amended Registration Statement marked to show changes from the Registration Statement.

General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:

The Registrants acknowledge the Staff’s comment and confirm that they will submit any artwork that they intend to use in the prospectus, when determined, to the Staff on a supplemental basis. The Registrants further acknowledge that they will not include such artwork in any preliminary prospectus distributed to prospective investors prior to the time the Staff completes its review.

Securities and Exchange Commission August 23, 2013 Page 2 of 18

2.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data prepared by Smith Travel Research and The Highland Group. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates. We particularly note the industry performance projections on the top of page 6.

Response:

In response to the Staff’s comment, the Registrants are submitting to the Staff on a supplemental basis support, in paper form, for all quantitative and qualitative business and industry data used in the Amended Registration Statement and have clearly marked the specific language in the supporting materials that supports each statement. The Registrants confirm that, other than with respect to the compilation of RevPAR Index as described in the Registration Statement, no third party data included in the registration statement was prepared for or commissioned by the Registrants or their affiliates. The Registrants will update their disclosure to the extent more recent information becomes available.

The cover letter accompanying the supporting material notes that the material is being provided pursuant to Rule 418 of the Securities Act of 1933, as amended, and requests that such material be returned to the Registrants upon completion of the Staff’s review process.

Market and Industry Data, page iv

3.	Please remove the language stating that you make no representation regarding information contained in your prospectus, which appears to disclaim your responsibility for such information. Note that we would not object to a statement that you have not verified the accuracy or completeness of this third party data.

Response:

The Registrants have revised the disclosure on page iv of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission August 23, 2013 Page 3 of 18

Prospectus Summary

Our Company, page 1

4.	Please revise the summary of the company’s history in the last paragraph to reference the 2009 bankruptcy.

Response:

The Registrants have added the requested disclosure on page 1 of the Amended Registration Statement.

Our Business and Growth Strategies, page 4

5.	Please supplementally provide us support for the calculation in the third paragraph related to RevPAR growth. In addition, in the “Key Metrics Evaluated by Management” section on page 77, please identify the hotel brands most frequently included in your hotels’ RevPAR Index.

Response:

•

Please see Exhibit A to this letter for the Registrants’ response to this comment, which has been submitted to the Staff on a supplemental basis. The Registrants hereby request confidential treatment with respect to Exhibit A pursuant to Rule 83 of the Securities and Exchange Commission’s Rule on Information and Requests, 17 C.F.R. § 200.83.

•	The Registrants have revised the disclosure on page 82 of the Amended Registration Statement in response to the Staff’s comment.

6.	To the extent different from the overall portfolio strategy, please revise to address your growth strategy for your economy extended stay portfolio.

Response:

The Registrants have revised the disclosure on pages 4-5 and 134-135 of the Amended Registration Statement in response to the Staff’s comment.

Risks Related to the Lodging Industry and Our Business, page 10

7.	Please revise the second bulleted item in this section to actually disclose the amount of debt that you will have outstanding following the consummation of the Pre-IPO transactions and the offering.

Response:

The Registrants have added the requested disclosure on page 11 of the Amended Registration Statement.

Securities and Exchange Commission August 23, 2013 Page 4 of 18

8.	Please revise the third bullet to address the risk that loan covenants may restrict or prohibit the payment of dividends to shareholders.

Response:

The Registrants have added the requested disclosure on page 11 of the Amended Registration Statement.

9.	Please revise the last bulleted item in this section to quantify your sponsors’ post-offering ownership stake in the company. Please also disclose in the summary risk factors the corporate governance risks resulting from the sponsors’ control over the board and the company being a “controlled company” and the market price risk of future sales of the sponsors’ holdings.

Response:

The Registrants have added the requested disclosure on page 12 of the Amended Registration Statement.

The lodging industry is cyclical..., page 17

10.	We note your earlier disclosure that the extended stay segment tends to follow the cyclicality of the overall lodging industry; however, in light of noted distinctions, such as longer average length of stay, revise to more specifically address the impact of cyclicality within your segment of the lodging industry.

Response:

The Registrants have revised the disclosure on page 20 in the Amended Registration Statement in response to the Staff’s comment.

Risk Related to Our Business, page 19

11.	We note that you have high concentrations of properties in California, Texas and Florida. Please include a risk factor addressing geographic concentration risk.

Response:

The Registrants have added the requested risk factor to page 27 of the Amended Registration Statement.

Access to capital, timing, budgeting…, page 20

12.	Please revise this risk factor and the risk factor on the following page related to your indebtedness to provide more quantitative information regarding the impact your indebtedness may have on your access to capital and ability to pay dividends. For example, please disclose your most recent debt yield ratio. In addition, please consider disclosing your pro forma debt to equity ratio and debt service coverage ratio.

Securities and Exchange Commission August 23, 2013 Page 5 of 18

Response:

The Registrants have revised the disclosure on pages 22-24 of the Amended Registration Statement in response to the Staff’s comment.

We may be liable for indemnification…, page 24

13.	Please revise to quantify the amount of outstanding claims for which you may have to provide indemnification.

Response:

Presently, in the litigation brought on behalf of the Litigation Trust, there are a number of claims involving multiple defendants, only certain of which are parties that may be indemnified by the Registrants. There are defenses to any rights to provide indemnification, and we believe the defendants with the most exposure in these actions either have settled with the Litigation Trust and/or are not subject to indemnification rights against the Registrants. While the Registrants believe any material indemnification obligations are remote, they are unable to quantify the potential exposure for which they may have to provide indemnification. The outcome of any litigation cannot be guaranteed, and future indemnification obligations could become material.

Our structure has been infrequently utilized by public companies…, page 34

14.	Please revise to state that the company does not plan to pursue a private letter ruling from the IRS in connection with this transaction.

Response:

The Registrants have added the requested disclosure to page 37 of the Amended Registration Statement.

Use of Proceeds, page 48

15.	In your amended filing please disclose the approximate amounts for each principal purpose for which net proceeds are intended to be used. Additionally, as a material part of the proceeds are to be used to discharge indebtedness, disclose the interest rate and maturity of such indebtedness. Refer to Item 504 of Regulation S-K.

Response:

The Registrants acknowledge the Staff’s comment and confirm that once the expected size of the offering is determined, and no later than when the Registrants provide the price range for the offering, they will revise the disclosure on page 51 and provide the information required by Item 504 of Regulation S-K in a subsequent amendment.

Securities and Exchange Commission August 23, 2013 Page 6 of 18

Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company

Notes and Management’s Assumptions to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2013

1. Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet…, page 61

Footnote (B), page 41

16.	We note your disclosure that the acquisition of HVM will be accounted for as a common control transaction. Please provide an analysis that supports this conclusion, including a discussion of the common control relationship that exists prior to and after the transaction. Cite any relevant accounting literature within your response.

Response:

Prior to the Pre-IPO Transactions, HVM is a variable interest entity (“VIE”) that provides management and administrative services primarily to ESH REIT and its wholly-owned subsidiaries. While the most significant activities of HVM are controlled by HVM Manager 2 LLC, HVM is currently consolidated by ESH REIT due to the consolidation rules related to VIEs, including guidance regarding related party considerations in ASC 810-10-25-44. Prior to the Pre-IPO Transactions, HVM was consolidated into ESH REIT due to its controlling financial interest created through the management and administrative services agreements between ESH REIT, its wholly-owned subsidiaries and HVM. As part of Pre-IPO Transactions, New HVM Manager and New HVM, both wholly-owned subsidiaries of the Company, will acquire the net assets of HVM Manager 2 LLC and HVM, respectively. As a result, subsequent to the Pre-IPO Transactions, the management and policies of New HVM will be directed by the Company.

ASC 805-50-30-5 notes that, “when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.” ASC 805-50-15-6 does not define common control, but rather provides examples of common control. EITF 02-5 provides further guidance with respect to common control. Rule 1-02(g) of Regulation S-X notes that control is defined as, “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting shares, by contract, or otherwise.” The fundamental characteristics of common control are that entities subject to the combination must be controlled by the same parent, group of related individuals, entities or shareholders whether through voting rights, family relationships or by other means (i.e., contractual agreement).

Securities and Exchange Commission August 23, 2013 Page 7 of 18

Based on the accounting literature described above, the Sponsors control ESH REIT prior to the Pre-IPO Transactions and control ESH REIT subsequent to the Pre-IPO Transactions through their control of the Company, and therefore the analysis supports the acquisition being accounted for as a common control transaction at carryover basis.

17.	Please provide us with a more detailed description of the transactions that will lead to ESH REIT being consolidated by the company. In your response tell us how you intend to account for each transaction. Cite any relevant accounting literature in your response.

Response:

The Registrants respectfully advise the Staff that the following transactions will lead to ESH REIT being consolidated by the Company:

•

Holdings will distribute to the Sponsors in liquidation substantially all of the common stock of ESH REIT. This transaction occurs by and among existing owners of ESH REIT, and accounting for the transaction is not required in the financial statements of ESH REIT.

•	The shareholders of ESH REIT will contribute the Class A common stock of ESH REIT (representing not less than 55% of the value of ESH REIT) to the Company in exchange for common stock of the Company.

The Registrants considered ASC 805-50-S99 and Staff Accounting Bulletin 5J, however the facts and circumstances do not support push down accounting since these transactions will not be a purchase. Additionally, ESH REIT, both prior to and subsequent to the transactions, is controlled by the Sponsors (in the same proportion), therefore, in accordance with ASC 805-50-30-5, a change in basis of the assets or liabilities of ESH REIT would not be appropriate.

ESH REIT will be owned 55% by the Company and 45% by the Sponsors directly immediately prior to the consummation of the offering. In analyzing and concluding on the consolidation of ESH REIT by the Company, ASC 810-10-25 notes that, “consolidation is appropriate if a reporting entity has a controlling financial interest in another entity. The usual condition for a controlling financial interest is ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner.” The Registrants noted no instances where control of ESH REIT does not rest with the Company. As such, we have concluded that the Company is required to consolidate ESH REIT.

18.	It appears that you intend to account for the shareholders’ interest in subsidiary as a component of the company’s equity. Tell us how you arrived at the conclusion that this amount should not be accounted for as component of noncontrolling interests. Cite any relevant accounting literature in your response.

Securities and Exchange Commission August 23, 2013 Page 8 of 18

Response:

ASC 810-10-45-15 states that, “the ownership interests in the subsidiary that are held by owners other than the parent is a noncontrolling interest. The noncontrolling interest in a subsidiary is part of the equity of the consolidated group.” Subsequent to the Pre-IPO Transactions, the Company will own 100% of the Class A shares of ESH REIT, while 100% of the Class B shares of ESH REIT will be owned by the common stockholders of the Company. The terms of the Company’s common stock and ESH REIT’s Class B common stock will require that, until the limitation on transfer provided for in each of the Company’s charter and ESH REIT’s charter is terminated, shares of common stock of the Company and shares of Class B common stock of ESH REIT are transferable and tradeable only in combination as units, each unit initially consisting of one share of Company common stock and one share of ESH REIT Class B common stock. The pairing will be evidenced by “back-to-back” stock certificates, that is, certificates evidencing shares of ESH REIT Class B common stock are printed on the reverse side of certificates evidencing shares of Company common stock. The certificates will bear a legend referring to the conditions on transfer imposed by the Company’s charter and ESH REIT’s charter.

Due to the paired nature of the shares of the Company and ESH REIT, if the Sponsors sell one common share of the Company they will also be selling one Class B share of ESH REIT. Therefore, each Share entitles its holder to all of the economic benefits of ESH REIT. As a result of the paired nature of the common shares of the Company and the Class B shares of ESH REIT, the parent’s interest in the subsidiary is attributed to the reporting entity. The Registrants concluded that this is the most appropriate presentation as all of the economic interests are the legal rights of the Shares. Recording shareholders’ interest in subsidiary as a component of the Company’s equity is most reflective of the facts and circumstances as well as the underlying risks and rewards of the ownership structure.

2. Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations…, page 61

Footnote (CC), page 62 & 63

19.	Please explain to us how your adjustments to record the reductions in interest expense related to certain repaid ESH REIT indebtedness and the associated amortization of deferred financing costs are factually supportable.

Response:

The adjustments to record reductions in interest expense related to certain repaid ESH REIT indebtedness and the associated amortization of deferred financing costs are based on contractual interest rates and actual, historical deferred financing costs for which an amortization schedule exists. A portion of the net proceeds from this offering is expected to be used to pay down specific debt. When the use of proceeds disclosure in the registration statement is updated, the Registrants will update the pro forma footnotes to illustrate the impacts of the debt that will be repaid. Such adjustments will be calculated in accordance with sections 3230 and 3260 of the Division of Corporation Finance’s Financial Reporting Manual.

Securities and Exchange Commission August 23, 2013 Page 9 of 18

Unaudited Pro Forma Condensed Consolidated Financial Statements of ESH REIT

1. Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet…, page 68

Footnote (A), page 68

20.	Please explain to us in greater detail how you arrived at the conclusion that HVM should no longer be consolidated by ESH REIT following the formation transactions. In your response clarify for us whether HVM ceases to be a VIE following the transactions or if ESH REIT ceases to be the primary beneficiary and the reasons for your conclusions. Please cite any relevant accounting literature in your response.

Response:

The conclusion that HVM should no longer be consolidated by ESH REIT following the Pre-IPO Transactions relates to the fact that the net assets of HVM will be sold to the Company as part of the Pre-IPO Transactions described on pages 56 and 57 of the Amended Registration Statement. HVM will exist for a period of time subsequent to the Pre-IPO Transactions. However, it is anticipated that no assets, liabilities or operations (or very few, all of which are expected to be not material to ESH REIT or the Company) will remain in or with HVM. HVM will not have any material operations given the sale of its net assets and the termination of its management agreements. Based on the conditions listed in ASC 810-10-15-14, upon execution of the Pre-IPO Transactions and related termination of the management agreements, it is expected that HVM will cease to be a VIE.

Further, upon sale of the underlying assets and liabilities of HVM to New HVM, management services will no longer be provided by HVM to ESH REIT or to the Company. As ESH REIT will not hold an equity ownership interest, substantive participating rights or any other economic interest in HVM following the Pre-IPO Transactions, it would no longer be required to consolidate HVM.

While the Registrants concluded that HVM will not be a VIE, and thus is no longer required to be consolidated by ESH REIT, the Registrants note that as substantially all of the assets and liabilities of HVM will be transferred to New HVM and the activities of HVM are expected to be minimal. As a result, the consolidation of HVM following the Pre-IPO Transactions would not result in a material change in the Registrants’ consolidated financial statements.

Footnote (AA), page 68 & 69

21.	Please tell us how the adjustment to reflect revenues and the related income taxes associated with the amended leases to be entered into by ESH REIT with wholly-owned subsidiaries of the Company are factually supportable.

Securities and Exchange Commission August 23, 2013 Page 10 of 18

Response:

The adjustment to reflect revenues and the related income taxes associated with the amended leases to be entered into by ESH REIT with wholly-owned subsidiaries of the Company are based on terms of the amended operating leases, which have been negotiated and will be effective in connection with the offering. Such adjustments will be calculated in accordance with sections 3230 and 3280 of the Division of Corporation Finance’s Financial Reporting Manual.

Selected Historical Consolidated and Combined Financial and Other Data, page 71

22.	Please explain to us why you have not provided separate selected financial data information related solely to ESH Hospitality LLC and Subsidiaries.

Response:

The Registrants have added separate selected financial data information related solely to ESH Hospitality LLC and Subsidiaries to page 78 of the Amended Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis…, page 76

Legal Proceedings, page F-65

23.	Please enhance your MD&A to include a discussion of the significant factors, assumptions and valuation techniques used to value your profit units. In addition, for any grants made during the twelve months prior to the date of the most recent balance sheet included in your filing, please include a discussion of any significant factors contributing to the difference between the value of the profit unit grants and an equivalent number of common shares at the IPO price.

Response:

The Registrants have revised the disclosure on page 122 of the Amended Registration Statement to include a discussion of the significant factors, assumptions and valuation techniques used to value the Profit Units in response to the Staff’s comment.

The Registrants will include a discussion in future amendments to discuss the significant factors contributing to the difference in the value of Profit Unit grants and an equivalent number of common shares at the IPO price when the IPO price range has been set.

Consolidated and Combined Liquidity and Capital Resources

Capital Expenditures, page 112

24.	Expand here to discuss any material costs you expect to incur in connection with your ongoing rebranding program.

Securities and Exchange Commission August 23, 2013 Page 11 of 18

Response:

The Registrants have revised the disclosure on page 116 of the Amended Registration Statement to include a discussion of material costs expected to be incurred with the Registrants’ ongoing rebranding program in response to the Staff’s comment.

Management, page 136

25.	Please revise the bio for each executive officer and significant employee that was an employee of Extended Stay or its affiliates in or in the two years preceding June 2009, to reference the bankruptcy proceedings.

Response:

The Registrants have added the requested disclosure to page 144 of the Amended Registration Statement.

Executive Compensation, page 142

Equity Incentive Awards, page 146

26.	We note your disclosure that in connection with the Pre-IPO Transactions it is anticipated that the profit units will be converted into shares and the board of directors of the company and ESH REIT will each adopt a new equity compensation plan. Please tell us how the Company plans to account for the aforementioned transactions. Cite all relevant accounting literature within your response.

Response:

At this time, the Company and ESH REIT have not finalized the conversion of the Profit Units into Shares nor any new equity compensation plan. Accordingly, the Registrants’ response represents their preliminary conclusions based on the anticipated terms of the conversion and such conclusions may change depending on the finalized terms of the conversion.

The Registrants anticipate that the conversion will meet the definition of a modification pursuant to the definition in ASC 718-20-20. In accordance with the guidance for modifications of equity awards discussed in ASC 718-20-35-3, the Registrants will treat the conversion as an exchange of the original Profit Units for Shares. Pursuant to ASC 718-20-35-3:

•

Incremental compensation cost shall be measured as the excess, if any, of the fair-value-based measure of the modified award (the Shares) over the fair-value-based measure of the original award (the Profit Units) immediately before its terms are modified.

•	The effect of the modification on the number of instruments expected to vest shall be reflected in determining any incremental compensation cost.

Securities and Exchange Commission August 23, 2013 Page 12 of 18

•

Total recognized compensation cost shall at least equal the fair-value-based measure of the original award (the Profit Units) at the grant date unless at the date of the modification the performance or service conditions of the original award (the Profit Units) are not expected to be satisfied.

With respect to 80% of the Profit Units that time-based vest over four years (a service condition), the Registrants do not anticipate that the vesting provisions will be modified. Accordingly, pursuant to the above guidance in ASC 718-20-35-3, the Registrants will continue to recognize any unrecognized compensation cost associated with the original grant-date fair-value-based measure of the Profit Units over the remaining requisite service period (for those awards that are expected to vest). As the conversion is expected to result in the issuance of Shares based on an amount equal to the fair value of the Profit Units, the Registrants do not anticipate that there will be any incremental compensation cost. However, if there is any incremental compensation cost because the fair-value-based measure of the Shares is greater than the fair-value-based measure of the Profit Units on the date of the modification, such incremental compensation cost will be recognized over the remaining requisite service period (or immediately, to the extent the awards are vested).

With respect to 20% of the Profit Units that only vest upon a Change of Control Transaction (a performance condition), since a Change of Control Transaction was not probable, no compensation cost was recognized in the historical financial statements pursuant to the guidance in ASC 718-10-25-20. In the event that the vesting of these Profits Units becomes probable, the accelerated vesting of the Profit Units and concurrent conversion into Shares will result in an “improbable to probable” modification. In accordance with the above guidance in ASC 718-20-35-3 and implementation guidance in ASC 718-20-55-116 through 55-117, total recognized compensation cost will not be impacted by the original grant-date fair-value-based measure of the Profit Units. Rather, incremental compensation cost will be based on the fair-value-based measure of the Shares at the modification date, which will be recognized over the remaining vesting period of such Shares.

Revolving Facility, page 166

27.	We note that you intend to enter into a new facility. To the extent applicable, please disclose any preliminary agreements with respect to the material terms of any such facility.

Response:

The Registrants respectfully advise the Staff that they have not yet entered into any preliminary agreements with respect to the material terms of any facility and that they will update the disclosure in a later amendment to reflect any such agreements.

Description of Our Capital Stock, page 167

28.	Please describe the Class C common stock.

Securities and Exchange Commission August 23, 2013 Page 13 of 18

Response:

The Registrants have added the requested disclosure to page 179 of the Amended Registration Statement.

Material United States Federal Income Tax Considerations

Taxation of ESH REIT, page 178

29.	Please confirm to us that the REIT qualification tax opinion to be filed as an exhibit will specifically address the application of Section 269B(a)(3) to ESH REIT, the treatment of the Company and ESH REIT as separate corporate entities, and the treatment of Class B shares as “freely transferable.”

Response:

The Registrants confirm that the tax opinion to be filed as Exhibit 8.1 will specifically address ESH REIT’s qualification as a REIT, that ESH REIT and the Company should not be “stapled entities” within the meaning of Section 269B(c)(2) of the Code, and that the separate corporate identities of ESH REIT and the Company should be respected for U.S. federal income tax purposes.

The tax opinion to be filed as Exhibit 8.1 will not separately address the treatment of the Class B shares of ESH REIT as “freely transferrable;” instead, that treatment is embedded in counsel’s opinion that ESH REIT’s current and proposed method of operation should enable it to meet the requirements for qualification and taxation as a REIT under the Code.

30.	We note the disclosure regarding counsel’s reliance on company factual representations. Please tell us whether counsel will simply rely of the company’s representation that ESH REIT does not own 10% of any corporate lessee, or whether counsel will make a legal determination regarding the issue based on factual information regarding stock ownership provided by the company. Similarly, please tell us whether counsel will simply rely of the company’s representation that the value of Class B common stock of ESH REIT is less than 50% of the value of all shares of ESH REIT, or whether counsel will make a legal determination regarding the definition of “stapled entities” in Section 269B(c)(2) based on factual information regarding valuations provided by the company. We may have further comment.

Response:

The Registrants have added additional disclosure to page 187 of the Amended Registration Statement to make clear that, in addition to relying on representations by ESH REIT and the Company regarding ESH REIT’s actual and constructive ownership of corporate lessees (including the Company), counsel’s opinion will also rely on representations by the Sponsors regarding the actual and constructive ownership of the Sponsors and their direct and indirect owners in ESH REIT and the Company, and an independent analysis conducted by a big four

Securities and Exchange Commission August 23, 2013 Page 14 of 18

accounting firm of the actual and constructive ownership of ESH REIT and the Company by the Sponsors and their direct and indirect owners. The Registrants have added conforming disclosure to page 34 of the Amended Registration Statement.

As noted on page 187 of the Amended Registration Statement, in addition to relying on the Company’s representation that the value of the Class B common stock of ESH REIT will at all relevant times be less than 50% of the value of all of the shares of stock of ESH REIT, counsel’s opinion will also rely on a third party valuation that, as of the effective date, the Class B common stock of ESH REIT will represent less than 50% of the value of all of the shares of stock of ESH REIT.

31.	Please revise the fourth paragraph to provide more detail on the “complex and technical” issues raised by the pre-IPO transactions.

Response:

The Registrants have added the requested disclosure to page 188 of the Amended Registration Statement.

Underwriting, page 203

32.	Please disclose any actual historical investment banking and commercial dealings between the underwriters and the company, the sponsors and their affiliates.

Response:

The Registrants have revised the disclosure on page 217 of the Amended Registration Statement to describe material relationships between the Registrants and their subsidiaries, on the one hand, and the underwriters, on the other hand, as required by Item 508(a) of Regulation S-K. In addition, the Registrants respectfully inform the Staff that, to their knowledge, no relationships exist between the underwriters, on the one hand, and the Sponsors or the Registrants’ affiliates (other than the relationship with the Registrants’ subsidiaries described on page 217 of the Amended Registration Statement), on the other hand, that are material to the Registrants.

Financial Statements

General

33.	Please update your predecessor financial statements in accordance with Rule 3-01 of Regulation S-X.

Securities and Exchange Commission August 23, 2013 Page 15 of 18

Response:

The Registrants have revised the Registration Statement to include updated predecessor financial statements in accordance with Rule 3-01 of Regulation S-X in response to the Staff’s comment.

ESH Hospitality LLC and Subsidiaries and ESH Hospitality Strategies LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

1. Business, Organization and Basis of Consolidation and Combination, page F-32

34.	Please explain to us your basis for presenting combined predecessor financial statements. In your response, tell us the nature of the common control or common management relationship that exists among the combined entities. Cite any relevant accounting literature in your response. In addition, please revise your disclosure to clarify which entities are presented on a consolidated basis and which entities are being presented on a combined basis.

Response:

ESH REIT and ESH Strategies are both consolidated entities. ESH REIT and ESH Strategies are combined as described on page F-35 of the Amended Registration Statement. In preparing the combined financial statements, the Registrants followed the accounting guidance prescribed in ASC 810-10-45-10.

The Registrants’ basis for presenting combined predecessor financial statements includes the fact that ESH REIT and ESH Strategies have common ownership and common control both prior to and subsequent to the Pre-IPO Transactions and the fact that the reorganization will be accounted for at carryover basis. The nature of the common control that exists prior to the Pre-IPO Transactions is that ESH REIT and ESH Strategies are both controlled by the Sponsors. Prior to the Pre-IPO Transactions, ESH REIT and ESH Strategies are managed by the Sponsors as part of one enterprise. Immediately following the Pre-IPO Transactions, both ESH REIT and ESH Strategies will be effectively wholly-owned by the Sponsors. Additionally, subsequent to the Pre-IPO Transactions, the Company will consolidate ESH REIT and ESH Strategies. Therefore, combined financial statements are most representative of the activities of the Company going forward.

The Registrants note that the Pre-IPO Transactions generally will occur prior to the effectiveness of the registration statement. The Company’s acquisition of ESH Strategies, however, will occur subsequent to the effectiveness of the registration statement but prior to the consummation of the offering. Prior to the effectiveness of the registration statement, the Company and ESH Strategies will enter into a binding contract providing for the Company’s acquisition of ESH Strategies. Moreover, ESH Strategies represents less than 1% of the assets of the combined entities.

Securities and Exchange Commission August 23, 2013 Page 16 of 18

3. Summary of Significant Accounting Policies

Property and Equipment, page F-36

35.	We note from your disclosure on page 80 that you have undertaken significant hotel renovations related to certain properties. Please tell us whether you have capitalized any indirect costs such as interest, taxes or salaries, related to these renovation projects. To the extent you have capitalized indirect costs, please revise your disclosure to discuss the company’s policies related to the capitalization of indirect costs, and the type of costs that are capitalized. In addition, to the extent applicable, please disclose the total amount of indirect costs that have been capitalized, providing separate disclosure for interest expense and all other indirect costs.

Response:

The Registrants have not capitalized interest or taxes related to the hotel renovation programs. The renovation programs generally include the purchase and installation of new assets versus the construction of new assets. Additionally, although certain activities are performed to prepare for the installation of these new assets, hotel rooms are taken out of service for only a very brief period of time.

The Registrants have capitalized a limited amount of salaries related to the hotel renovation programs. Salaries capitalized during the six months ended June 30, 2013 and the years ended December 31, 2012 and 2011 totaled $0.1 million, $0.6 million and $0.4 million, respectively. The Registrants believe such amounts are not material to the financial statements presented. As a result, the Registrants respectfully submit that a revision to the disclosure is not required.

Advertising Costs, page F-37

36.	Please tell us your rationale for classifying advertising costs related to internet advertising as hotel operating expenses while classifying all other advertising costs as general and administrative expense.

Response:

The rationale for classifying advertising costs related to internet advertising as hotel operating expenses while classifying all other advertising costs as general and administrative expenses is as follows. Internet advertising costs are directly related to the Registrants’ central reservation system. For example, when a potential customer clicks on an internet advertisement or link, he or she is routed directly to the central reservation system, which enables him or her to reserve a hotel room. As such, the Registrants consider those costs “expenses applicable to … income,” as described in Regulation S-X, Rule 5-03(2). Further, the Registrants believe that internet advertising costs directly correlate to the hotels’ operating performance. The Registrants believe that all other advertising costs, which do not include direct selling costs and include primarily brand- and company-related costs whose benefit cannot be directly linked to specific hotels, are most appropriately characterized as general and administrative expenses.

Securities and Exchange Commission August 23, 2013 Page 17 of 18

15. Equity-Based Compensation, page F-61

37.	To the extent your profit units have been granted on multiple dates throughout the year, please disclose the number of instruments granted, fair value and key terms of the awards on each grant date. In addition, please disclose whether the valuation of your profit units is performed contemporaneously or retrospectively.

Response:

The Registrants have revised the disclosure on page 123 of the Amended Registration Statement to include the number of Profit Units granted and fair value of grant by quarter for years in which grants have occurred on multiple dates and to include the fact that the valuation of Profit Units is performed contemporaneously with grants.

Per their review of ASC 718-10-50, the Registrants respectfully submit that they do not believe enhanced disclosures are required to the footnotes to the financial statements.

Part II. Information Not Required in the Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-3

38.	Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

Response:

•	The Registrants confirm that they will submit all exhibits as promptly as possible and acknowledge that the Staff may have further comments following its review of such exhibits.

•	The Registrants confirm that the draft legal and tax opinions of Fried, Frank, Harris, Shriver & Jacobson LLP will be provided to the Staff for review with a subsequent amendment.

Securities and Exchange Commission August 23, 2013 Page 18 of 18

If you have any questions, please feel free to contact the undersigned at 212.859.8272. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:	Jerard Gibson (Securities and Exchange Commission)

Shannon Sobotka (Securities and Exchange Commission)

Bob Telewicz (Securities and Exchange Commission)

Paul D. Tropp (Fried, Frank, Harris, Shriver & Jacobson LLP)

Ross W. McCanless (Extended Stay America, Inc. and ESH Hospitality, Inc.)